KH 3/14

AB 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petro Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3838 Oak Lawn Drive, Suite 1775
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosser Newton (214) 661-7761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner Stone & Company
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11019940

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/19

OATH OR AFFIRMATION

I, Rosser Newton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petro Capital Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELVIA JAIMES
Notary Public, State of Texas
My Commission Expires
August 21, 2011

Signature

Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Petro Capital Securities, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2010

C O N T E N T S

Your Vision Our Focus

Independent Auditors' Report

The Member
Petro Capital Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC (the Company), as of December 31, 2010, and the related statements of income and member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Petro Capital Securities, LLC at December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not applicable) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 15, 2011

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets

Current assets:		
Cash	$	57,557
Prepaid Management fees to Parent (Note 2)		192,442
Total current assets	$	249,999

Liabilities and Member's Capital

Total current liabilities	$	-
Member's capital		249,999
	$	249,999

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	$ 2,080,190
Operating expenses:	
Office services charged by Parent (Note 2)	1,582,417
Incremental allocation services fee (Note 2)	423,554
Registration fees	29,086
Professional fees	9,500
	2,044,557
Net income	35,633
Member's capital at beginning of year	82,265
Contributions	432,958
Distributions	(300,857)
Member's capital at end of year	$ 249,999

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net income	$	35,633
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash office services charged by parent		102,204
Non-cash incremental allocation services fee		330,754
Changes in operating assets and liabilities:		
Prepaid management fees		(192,442)
Due to parent		(25,442)
Net cash provided by operating activities		250,707
Cash flows from investing activities:		
Net cash provided by investing activities		-
Cash flows from financing activities:		
Distributions paid to member		(300,857)
Net cash used in financing activities		(300,857)
Decrease in cash		(50,150)
Cash at beginning of year		107,707
Cash at end of year	$	57,557

Supplemental Schedule of Non-Cash Investing and Financing Activities

Contributions by member	$	432,958

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and operations

Petro Capital Securities, LLC (Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Advisors, LLC (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue recognition

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Customer concentrations

At December 31, 2010 and for the year then ended, the Company had the following customer concentrations with respect to its revenues:

	Revenues
Customer 1	62%
Customer 2	22%

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

The Company maintains its cash in a financial institution, which, at times, may exceed federally insured limits. As of December 31, 2010, the Federal Deposit Insurance Corporation (FDIC) provides coverage of up to $250,000 per depositor per bank and unlimited coverage for non-interest bearing transaction accounts. At December 31, 2010, the Company's cash was maintained in such non-interest bearing transaction accounts and therefore none of the Company's cash was in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months. At December 31, 2010, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Recent accounting pronouncements

During the year ended December 31, 2010 and through February 15, 2011, there were several new accounting pronouncements issued by the FASB the most recent of which was Accounting Standards Update 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2010, up until the issuance of the financial statements, which occurred on February 15, 2011.

2. TRANSACTIONS WITH RELATED PARTY

Distributions

During the year ended December 31, 2010 the Company's Parent made non-cash contributions totaling $432,958. These contributions represented the monies due to the Parent under the Office and Administrative Services Agreement (see below) which were contributed to member's capital by the Parent instead of receiving cash from the Company.

Office and administrative services agreement

The Company has entered into an Office and Administrative Services Agreement with its Parent (Note 1). Under the terms of this agreement the Company is obligated to pay two fees on a monthly basis as described below.

Office services charged by parent

The Company pays an office services fee of 85% of the Company's monthly net income, computed before deducting the office service fee, in exchange for certain management services provided to the Company by its Parent. Such fee amounted to $1,582,417 during 2010 and is reflected in "Office services charged by Parent" on the accompanying statement of income and member's capital.

Incremental allocation services fee

During January of 2010 the Company amended its Administrative Services Agreement to increase the fee charged by its Parent from $3,750 to $38,164. The Company paid an incremental allocation services fee of $423,554 during 2010 which is reflected in "Incremental allocation services fee" on the accompanying statement of income and member's capital.

PETRO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

3. INCOME TAXES

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The Company's franchise tax liability will be included in the member's state franchise tax return. The Company estimates no additional franchise tax will be due and has not accrued a franchise tax liability in the accompanying financial statements.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company was in compliance with aggregate indebtedness of $0 and net capital of $57,557.

5. RULE 15c3-3 EXEMPTION

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

6. SUBSEQUENT EVENT

In January 2011, the Company closed three transactions and received total advisory fees of approximately $1,170,000.

PETRO CAPITAL SECURITIES, LLC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital requirement, the greater of:		$ 5,000
6-2/3% of aggregate indebtedness	$ -	
Minimum dollar requirement	5,000	
Net capital		57,557
Excess net capital		$ 52,557
Aggregate indebtedness		-
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness)		57,557
Ratio of aggregate indebtedness to net capital		0%
Ratio of subordinated indebtedness to debt/equity total		-
120% of required net capital		6,000
Net capital in excess of 120% of required Net capital		$ 46,557
Total assets		$ 249,999
Less: total liabilities		-
Net worth		249,999
Deductions from and/or charges to net worth		
Total non-allowable assets	$ 192,442	
Other deductions or charges	-	
Excess Fidelity Bond Deductible	-	
Total deductions from net worth		192,442
Net capital before haircuts on securities positions		57,557
Haircuts on certificates of deposit and commercial paper	$ -	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Other securities	-	
Other positions	-	
Undue concentrations	-	
Total haircuts on securities		-
Net capital		$ 57,557

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2010.

Your Vision Our Focus

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Petro Capital Securities, LLC
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedule of Petro Capital Securities, LLC (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
February 15, 2011

Your Vision Our Focus

TURNER ts STONE

February 15, 2011

Mr. Rosser Newton
Managing Member
Petro Capital Securities, LLC
3838 Oak Lawn, Suite 1775
Dallas, Texas 75219

In connection with our recent audit of Petro Capital Securities, LLC's (the Company) financial statements at December 31, 2010 and for the year then ended, we would like to communicate to you certain additional information regarding the scope and results of our audit that may assist you in overseeing your financial reporting and disclosure process.

We are responsible for communicating significant matters related to the financial statement audit that are, in our professional judgment, relevant to the responsibilities of those charged with governance in overseeing the financial reporting process. Auditing standards generally accepted in the United States of America (GAAS) do not require us to design procedures for the purpose of identifying other matters to communicate with those charged with governance.

The following matters are important in your financial reporting and disclosure process and we are required by GAAS to inform you about them and their impact on your financial statements.

Auditor and Management Responsibility

The Company's management is responsible for the fair presentation in the financial statements of financial condition, income and member's capital and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP). An audit conducted in accordance with GAAS is designed to provide reasonable assurance, rather than absolute assurance, that the financial statements are free of material misstatement and are fairly presented in accordance with GAAP. Because of this concept of reasonable assurance and because we did not examine all of your accounting transactions, there is a risk that material errors, fraud or other illegal acts may exist and not be detected by us.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

As auditors, we are responsible for forming and expressing an opinion about whether the financial statements that have been drafted by our firm, with the oversight of management and those charged with governance, are presented fairly, in all material respects, in conformity with GAAP. Our audit of your financial statements does not relieve management or those charged with governance of their responsibility.

Planned Scope and Timing of the Audit

Matters related to our planned audit scope and timing were communicated to you in our engagement letter dated November 1, 2010. During the performance of our audit, there were no significant changes to our audit scope, the nature and timing of the procedures we anticipated performing and the completion of our audit.

Qualitative Aspects of Accounting Practices

We believe the accounting practices, including the selection and adoption of accounting policies, accounting estimates and financial statement disclosures, of the Company's accounting management to be appropriate and consistently applied during the year.

Accounting estimates are an integral part of the financial statements and are based upon management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management's current judgments.

During the year ended December 31, 2010, management made one significant estimate during the normal course of business. This estimate related to the accrual and payment of fees to Petro Capital Advisors, the Company's parent. This estimate is significant to the Company's financial statements and we consider it particularly sensitive to the Company's financial reporting.

In addition, during the year ended December 31, 2010, there were several new accounting pronouncements issued by the various organizations that promulgate accounting standards. However, none of these newly issued standards will materially impact your financial reporting process.

Significant Difficulties Encountered During the Audit

We encountered no significant difficulties during our audit.

Audit Adjustments

There were two audit adjustments made during the course of our audit pertaining to amounts paid to Petro Capital Advisors and a reclassification of fees between expense accounts. Accounting management has been provided with these audit adjustments which were required to be made to keep your financial statements from being materially misstated. The overall effect of these adjustments was to decrease assets by $3,750 and decrease net income by $3,750. In addition, there was one uncorrected financial statement misstatement which related to the accrual of the Texas Franchise tax, which was determined to be immaterial by management, and with which we agreed, and not recorded in the Company's financial statements. The effect of this unrecorded adjustment would have increased liabilities and operating expenses by approximately $12,000.

Disagreements with Management

There were no disagreements with management regarding the scope of our audit, the application of accounting principles, disclosures to be included in the financial statements or the wording to be included in our report.

Representation Requested from Management

During our audit, we requested certain representations from management in writing. A copy of these representations, commonly referred to as a 'management representation letter', was previously provided to you. We would be pleased to discuss with you any of the specific representations made by management during our audit.

Consultation with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves the application of an accounting principle to the financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all of the relevant facts. To our knowledge, there were no such consultations with other accountants concerning auditing or accounting matters.

Significant Issues Discussed, or Subject to Correspondence, with Management

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year, including matters discussed prior to our retention as auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Independence Issues

Auditing standards generally accepted in the United States of America require that we communicate at least annually with you regarding all relationships between our firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence. We are not aware of any relationships between our firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence. During 2010, we did not provide any non-audit related services which affected our independence. Additionally, we confirm to you that as of this date, we are independent with respect to the Company.

Internal Controls

In planning and performing our audit of the financial statements of the Company for the year ended December 31, 2010, we considered its internal control structure in order to determine our auditing procedures necessary for the purpose of expressing our opinion on the financial statements and not for the purpose of providing assurance on the internal control structure.

This communication is intended solely for the information and use of the Member and is not intended to be and should not be used by anyone other than this specified party.

If you have any questions or comments concerning any of the above matters we would be pleased to discuss them with you.

Turner, Stone & Company, LLP

Certified Public Accountants